FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
        Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                       For the month of  March  ,   2003
                                       ---------

                            PROGEN INDUSTRIES LIMITED
                 ---------------------------------------------
                (Translation of registrant's name into English)

              2806 IPSWICH ROAD, DARRA 4076, QUEENSLAND, AUSTRALIA
             ------------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X       Form 40-F
                               ---                ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No  X
                               ---         ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Attached as Exhibit 1 is a copy of the Company's media release dated March 11, 2003 entitled "Progen to Manufacture Anti-Cancer Compound for Peplin."

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Progen Industries Limited

Date:  March 11, 2003                  By: /s/ Milton McColl
      ----------                           -------------------------------------
                                           Milton McColl, Company Secretary

                                  EXHIBIT INDEX

Exhibit Number                           Description
--------------                           -----------
Exhibit 1 Copy of the Company's media release dated March 11, 2003 entitled "Progen to Manufacture Anti-Cancer Compound for Peplin"


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